Exhibit 4.5
DESCRIPTION OF CAPITAL STOCK
The following description of the capital stock of Concert Pharmaceuticals, Inc. (“us,” “our” or “we”) is a summary of the rights of our common stock, our Series X1 preferred stock, warrants to purchase Series X1 preferred stock and certain provisions of our restated certificate of incorporation and our amended and restated by-laws currently in effect. This summary does not purport to be complete and is qualified in its entirety by the provisions of our restated certificate of incorporation and amended and restated by-laws, each previously filed with the Securities and Exchange Commission and incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part, as well as to the applicable provisions of the Delaware General Corporation Law (the “DGCL”). We encourage you to read our certificate of incorporation, by-laws and the applicable portions of the DGCL carefully.
Authorized Capital Stock
Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, of which 32,500 shares are designated as Series X1 preferred stock and the remainder of such shares of preferred stock is undesignated.
Common Stock
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Other matters shall be decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter, except as otherwise disclosed below. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.
In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Listing on the Nasdaq Global Market
Our common stock is listed on the Nasdaq Global Market under the symbol “CNCE.”
Authorized but Unissued Shares
The authorized but unissued shares of common stock are available for future issuance without stockholder approval, subject to any limitations imposed by the Nasdaq Listing Rules. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.
Preferred Stock
We may issue shares of our preferred stock from time to time, in one or more series. The rights, preferences and privileges of the preferred stock could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. Any issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders would receive dividend payments and payments on liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action.
Series X1 Preferred Stock
Number. Our board of directors has designated 32,500 of the 5,000,000 authorized shares of preferred stock as Series X1 preferred stock.
Dividend. Shares of Series X1 preferred stock are entitled to receive dividends equal to and in the same form and in the same manner as dividends actually paid on shares of common stock.
Conversion. Each share of Series X1 preferred stock is convertible into shares of our common stock at an initial conversion ratio of one share of Series X1 preferred stock to 1,000 shares of our common stock (subject to adjustment as provided in the related certificate of designation of preferences) at any time at the option of the holder, provided that the holder will be prohibited (to the extent required by Nasdaq Marketplace Rule 5635) from converting Series X1 preferred stock into shares of our common stock if, as a result of such conversion, the holder, together with its affiliates, would own more than 9.99% of the total number of shares of our common stock then issued and outstanding, which percentage may be changed at the holders’ election to any other number less than or equal to 19.99% upon 61 days’ notice to us.
Redemption. We are not obligated to redeem or repurchase any shares of Series X1 preferred stock. Shares of Series X1 preferred stock are not otherwise entitled to any redemption rights or mandatory sinking fund or analogous fund provisions.
Rank. The Series X1 preferred stock rank (i) senior to any class or series of our capital stock hereafter created specifically ranking by its terms junior to any Series X1 preferred stock; (ii) on parity with our common stock and any other class or series of our capital stock hereafter created specifically ranking by its terms on parity with the Series X1 preferred stock; and (iii) junior to any class or series of our capital stock hereafter created specifically ranking by its terms senior to any Series X1 preferred stock, in each case, as to distributions of assets upon liquidation, dissolution or winding up, whether voluntarily or involuntarily.
Preemption or repurchase rights. There are no repurchase or preemption rights on the Series X1 preferred stock.
Voting rights. Shares of Series X1 preferred stock generally have no voting rights, except as required by law and except that the consent of the majority of the holders of the then outstanding Series X1 preferred stock is required to (i) alter or change adversely the rights given to the Series X1 preferred stock or alter or amend the certificate of designation or (ii) make certain changes or amendments to our certificate of incorporation or by-laws (or enter into an agreement to make such change) if it would adversely alter or change the rights of the Series X1 preferred stock, issue further shares of Series X1 preferred stock or increase or decrease (other than by conversion) the number of authorized shares of Series X1 preferred stock.
Exchange listing. The Series X1 preferred stock are not listed on any national securities exchange or other national recognized trading system. The shares of common stock issuable upon conversion of the Series X1 preferred stock are to be listed on the Nasdaq Global Market.
Warrants
We have issued warrants to purchase up to 16,250 shares of Series X1 preferred stock in two tranches, the Tranche 1 Warrants and the Tranche 2 Warrants (together, the “Series Warrants”). The Series Warrants are identical in all material respects, except for the difference in exercise price and the expiration date, which for the Tranche 1 Warrants relate to our THRIVE-AA1 Phase 3 clinical trial results and for the Tranche 2 Warrants relate to our THRIVE-AA2 Phase 3 clinical trial results.
Exercise price. The Tranche 1 Warrants have an initial exercise price (on a common equivalent basis) (the “Initial Exercise Price”) of $5.34 per share. The Tranche 2 Warrants have an Initial Exercise Price (on a common equivalent basis) of $7.35 per share. If, prior to the expiration date of the warrant, we sell additional capital stock or derivative securities convertible into or exercisable for capital stock (other than Exempted Securities as defined in the warrant) in one or more related transactions at a Weighted-Average Price (as described below) below the Initial Exercise Price, then the Initial Exercise Price of the Series Warrants will be automatically reset upon exercise to an exercise price, or the Adjusted Exercise Price, that is the midpoint between the Initial Exercise Price and the Weighted-Average Price per share at which we sell capital stock or derivative securities convertible into or exercisable for capital stock in a subsequent offering prior to the exercise date; provided, however, that (i) if there are multiple subsequent offerings, each at a Weighted-Average Price below the Initial Exercise Price (as may be adjusted from time to time), then the Adjusted Exercise Price will be the midpoint between the lowest of such Weighted-Average Prices and the Initial Exercise Price, (ii) the foregoing adjustment will not apply to the first 3,500,000 shares of common stock in the case of Tranche 1 Warrants or the first 6,500,000 shares of common stock in the case of Tranche 2 Warrants sold under any of our at-the-market offering facilities and (iii) in no event will the Adjusted Exercise Price be less than the Nasdaq Official Closing Price of our common stock on November 3, 2021. Weighted-Average Price will be calculated as the weighted-average common stock equivalent price of the equity securities sold in such transaction(s) (excluding any derivative securities with an exercise or conversion price that is above the closing sale price as of the time of pricing such offering(s)). The exercise price is subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.
Exercisability. Each Series Warrant is exercisable at any time after its original issuance at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice and by payment in full of the exercise price in immediately available funds for the number of shares of common stock equivalents purchased upon such exercise. No fractional shares of common stock will be issued in connection with the exercise of a Series Warrant.
Term. The Tranche 1 Warrants will expire upon the ninetieth (90th) day after the occurrence of both (i) the public disclosure by us of the achievement of statistical significance on each of the primary endpoints for our THRIVE-AA1 Phase 3 clinical trial and (ii) a determination by us, as attested to in writing by our board of directors adopted by resolution or unanimous written consent, that, in our professional opinion based on information available as of the date of such resolution or unanimous written consent, there are no safety or other issues that would impede our filing of a New Drug Application without first requiring an additional clinical study that is not already contemplated by our development plans for CTP-543 as of the date of issuance of the Series Warrants; provided, however, if either clause (i) or (ii) have not yet been satisfied after completion of the THRIVE-AA1 Phase 3 clinical trial, then the expiration date of the Tranche 1 Warrants will be the ninetieth (90th) day after the earlier of (A) the public release of topline data from two ongoing Phase 3 clinical trials being conducted by Avanir Pharmaceuticals/Otsuka Pharmaceutical (NCT04464564 and NCT04408755) in the indication of agitation in Alzheimer’s disease patients and (B) the receipt by the holder of written notification that we have received written notice from Avanir Pharmaceuticals/Otsuka Pharmaceutical of a decision to cease both of such clinical trials early. In the event that neither of the foregoing events in clauses (A) and (B) occur, then the Tranche 1 Warrants will expire upon the tenth (10th) anniversary from issuance.
The Tranche 2 Warrants will expire upon the ninetieth (90th) day after the occurrence of both (i) the public disclosure by us of the achievement of statistical significance on each of the primary endpoints for our THRIVE-AA2 Phase 3 clinical trial and (ii) a determination by us, as attested to in writing by our board of directors adopted by resolution or unanimous written consent, that, in our professional opinion based on information available as of the date of such resolution or unanimous written consent, there are no safety or other issues that would impede our filing of a New Drug Application without first requiring an additional clinical study that is not already contemplated by our development plans for CTP-543 as of the date of issuance of the Series Warrants; provided, however, if either clause (i) or (ii) have not yet been satisfied after completion of the THRIVE-AA2 Phase 3 clinical trial, then the expiration date of the Tranche 2 Warrants will be the ninetieth (90th) day after the earlier of (A) the public release of topline data from two ongoing Phase 3 clinical trials being conducted by Avanir Pharmaceuticals/Otsuka Pharmaceutical (NCT04464564 and NCT04408755) in the indication of agitation in Alzheimer’s disease patients and (B) the receipt by the holder of written notification that we have received written notice from Avanir Pharmaceuticals/Otsuka Pharmaceutical of a decision to cease both of such clinical trials early. In the event that neither of the foregoing events in clauses (A) and (B) occur, then the Tranche 2 Warrants will expire upon the tenth (10th) anniversary from issuance.
Transferability. Subject to applicable laws, the Series Warrants may be offered for sale, sold, transferred or assigned without our consent.
Exchange listing. The Series Warrants are not listed on any national securities exchange or other trading market.
Fundamental transactions. In the event of a fundamental transaction, as described in the Series Warrants and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common stock, upon consummation of such a fundamental transaction, the holders of the Series Warrants will be entitled to receive upon exercise of the Series Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Series Warrants immediately prior to such fundamental transaction without regard to any limitations on exercise contained in the Series Warrants.
No rights as a stockholder. Prior to exercise and conversion of the underlying shares of Series X1 preferred stock, holders of the Series Warrants do not have any of the rights of holders of the common stock, including voting rights; however, the holders of the Series Warrants will have certain rights to participate in distributions or dividends paid on our common stock to the extent set forth in the warrants.

Amendments. The number of shares of our common stock issuable upon exercise of the Series Warrants and conversion of the underlying shares of Series X1 preferred stock, the exercise price and the exercise period of the Series Warrants may not be amended without the written consent of the holder of such Series Warrant.
Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and By-laws
Delaware law and our certificate of incorporation and by-laws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.
Staggered board; removal of directors. Our certificate of incorporation and by-laws divide our board of directors into three classes with staggered three-year terms. In addition, a director is only be able to be removed for cause and only by the affirmative vote of the holders of at least 75% of the votes that all of our stockholders would be entitled to cast in an annual election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, is only able to be filled by vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.
Stockholder action by written consent; special meetings. Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Our certificate of incorporation and by-laws also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our chairman of the board, our chief executive officer or our board of directors.
Advance notice requirements for stockholder proposals. Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual meeting are only able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.
Delaware business combination statute. We are subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.
Choice of forum. Our by-laws provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, our certificate of incorporation or by-laws, or any action asserting a claim against us that is governed by the internal affairs doctrine. Although our by-laws contain the choice of forum provision described above, it is possible that a court could rule that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.
Amendment of certificate of incorporation and by-laws. The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our by-laws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 75% of the votes that all of our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes that all of our stockholders would be entitled to cast in any annual election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described above under “—Staggered board; removal of directors” and “—Stockholder action by written consent; special meetings.”